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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-17f-2

Certificate of Accounting of Securities and Similar

Investments in the Custody of

Management Investment Companies

Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

1. Investment Company Act File Number:				Date examination completed:

811-05371				December 31, 2025
2. State identification Number:
AL	AK	AZ	AR	CA	CO
CT	DE	DC	FL	GA	HI
ID	IL	IN	IA	KS	KY
LA	ME	MD	MA	MI	MN
MS	MO	MT	NE	NV	NH
NJ	NM	NY	NC	ND	OH
OK	OR	PA	RI	SC	SD
TN	TX	UT	VT	VA	WA X
WV	WI	WY	PUERTO RICO
Other (specify):
3. Exact name of investment company as specified in registration statement:

Russell Investment Funds
4. Address of principal executive office (number, street, city, state, zip code):

401 Union Street, 18th Floor, Seattle, WA 98101

INSTRUCTIONS

This Form must be completed by investment companies that have custody of securities or similar investments.

Investment Company

1.	All items must be completed by the investment company.

2.

Give this Form to the independent public accountant who, in compliance with Rule l7f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

Accountant

3.

Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission’s principal office in Washington, D.C., one copy with the regional office for the region in which the investment company’s principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

SEC 2198 (04-09)

SECis Collection of Information

An agency may not conduct or sponsor, and a person is not required to respond to, a collection of information unless it displays a currently valid OMB control number. Filing of Form N-17f-2 is mandatory for an investment company that has custody of securities or similar investments. Rule 17f-2 under section 17(f) of the Investment Company Act of 1940 requires the investment company to retain an independent public accountant to verify the companyis securities and similar investments by actual examination three times during each fiscal year. The accountant must prepare a certificate stating that the examination has occurred and describing the examination, and must transmit the certificate to the Commission with Form N-17f-2 as a cover sheet. The Commission uses the Form to ensure that the certificate is properly attributed to the investment company. The Commission estimates that the burden of completing Form N-17f-2 is approximately 1.0 hours per filing. Any member of the public may direct to the Commission any comments concerning the accuracy of the burden estimate of this Form, and any suggestions for reducing this burden. This collection of information has been reviewed by the Office of Management and Budget in accordance with the clearance requirements of 44 U.S.C. B 3507. Responses to this collection of information will not be kept confidential.

Report of Independent Accountants

To the Board of Trustees

Russell Investment Funds

We have examined management’s assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, that Russell Investment Funds (comprised of Moderate Strategy Fund, Balanced Strategy Fund, Aggressive Strategy Fund and Equity Aggressive Strategy Fund) (the “Company”) (the “Company”) complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (“the Act”) (the “specified requirements”) as of March 14, 2025. Russell Investment Fund’s management is responsible for its assertion and the Company’s compliance with the specified requirements. Our responsibility is to express an opinion on management’s assertion about the Company’s compliance with the specified requirements based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the examination to obtain reasonable assurance about whether management’s assertion about compliance with the specified requirements is fairly stated, in all material respects. An examination involves performing procedures to obtain evidence about whether management’s assertion is fairly stated in all material respects. The nature, timing and extent of the procedures selected depend on our judgment, including an assessment of the risks of material misstatement of management’s assertion, whether due to fraud or error. We believe that the evidence we obtained is sufficient and appropriate to provide a reasonable basis for our opinion.

Included among our procedures were the following tests performed as of March 14, 2025, and with respect to agreement of security purchases and sales or maturities, for the period from December 31, 2024 (the date of our last examination), through March 14, 2025:

–	Confirmation of all securities held by the transfer agent;

–	Reconciliation of all such securities to the books and records of the Company and the transfer agent;

Our examination does not provide a legal determination on the Company’s compliance with the specified requirements.

We are required to be independent and to meet our other ethical responsibilities in accordance with relevant ethical requirements related to the engagement.

In our opinion, management’s assertion that Russell Investment Funds complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of March 14, 2025 with respect to securities reflected in the investment account of the Company is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of Russell Investment Funds and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

Seattle, WA

December 22, 2025

PricewaterhouseCoopers LLP, 1420 Fifth Avenue, Suite 2800, Seattle, WA 98101-4043

T: (206) 398 3000, www.pwc.com/us

Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940

We, as members of management of Russell Investment Funds (comprised of Moderate Strategy Fund, Balanced Strategy Fund, Aggressive Strategy Fund and Equity Aggressive Strategy Fund) (the Company), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, Custody of Investments by Registered Management Investment Companies, of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Company’s compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of March 14, 2025, and from December 31, 2024 through March 14, 2025.

Based on this evaluation, we assert that the Company was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of March 14, 2025, and from December 31, 2024 through March 14, 2025, with respect to securities reflected in the investment account of the Company.

Russell Investment Funds

/s/ Vernon Barback
Vernon Barback,
President and Chief Executive Officer (Principal Executive Officer),
Russell Investment Funds

/s/ Ross Erickson
Ross Erickson,
Treasurer, Chief Accounting Officer (Principal Accounting Officer) and Chief Financial Officer (Principal Financial Officer),
Russell Investment Funds

December 22, 2025

Report of Independent Accountants

To the Board of Trustees

Russell Investment Funds

We have examined management’s assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, that Russell Investment Funds (comprised of Moderate Strategy Fund, Balanced Strategy Fund, Aggressive Strategy Fund and Equity Aggressive Strategy Fund) (the “Company”) (the “Company”) complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (“the Act”) (the “specified requirements”) as of July 18, 2025. Russell Investment Fund’s management is responsible for its assertion and the Company’s compliance with the specified requirements. Our responsibility is to express an opinion on management’s assertion about the Company’s compliance with the specified requirements based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the examination to obtain reasonable assurance about whether management’s assertion about compliance with the specified requirements is fairly stated, in all material respects. An examination involves performing procedures to obtain evidence about whether management’s assertion is fairly stated in all material respects. The nature, timing and extent of the procedures selected depend on our judgment, including an assessment of the risks of material misstatement of management’s assertion, whether due to fraud or error. We believe that the evidence we obtained is sufficient and appropriate to provide a reasonable basis for our opinion.

Included among our procedures were the following tests performed as of July 18, 2025, and with respect to agreement of security purchases and sales or maturities, for the period from March 14, 2025 (the date of our last examination), through July 18, 2025:

–	Confirmation of all securities held by the transfer agent;

–	Reconciliation of all such securities to the books and records of the Company and the transfer agent;

Our examination does not provide a legal determination on the Company’s compliance with the specified requirements.

We are required to be independent and to meet our other ethical responsibilities in accordance with relevant ethical requirements related to the engagement.

In our opinion, management’s assertion that Russell Investment Funds complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of July 18, 2025 with respect to securities reflected in the investment account of the Company is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of Russell Investment Funds and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

Seattle, WA

December 22, 2025

PricewaterhouseCoopers LLP, 1420 Fifth Avenue, Suite 2800, Seattle, WA 98101-4043

T: (206) 398 3000, www.pwc.com/us

Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940

We, as members of management of Russell Investment Funds (comprised of Moderate Strategy Fund, Balanced Strategy Fund, Aggressive Strategy Fund and Equity Aggressive Strategy Fund) (the Company), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, Custody of Investments by Registered Management Investment Companies, of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Company’s compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of July 18, 2025, and from March 14, 2025 through July 18, 2025.

Based on this evaluation, we assert that the Company was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of July 18, 2025, and from March 14, 2025 through July 18, 2025, with respect to securities reflected in the investment account of the Company.

Russell Investment Funds

/s/ Vernon Barback
Vernon Barback,
President and Chief Executive Officer (Principal Executive Officer),
Russell Investment Funds

/s/ Ross Erickson
Ross Erickson,
Treasurer, Chief Accounting Officer (Principal Accounting Officer) and Chief Financial Officer (Principal Financial Officer),
Russell Investment Funds

December 22, 2025

Report of Independent Accountants

To the Board of Trustees

Russell Investment Funds

We have examined management’s assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, that Russell Investment Funds (comprised of Moderate Strategy Fund, Balanced Strategy Fund, Aggressive Strategy Fund and Equity Aggressive Strategy Fund) (the “Company”) complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (“the Act”) (the “specified requirements”) as of December 31, 2025. Russell Investment Fund’s management is responsible for its assertion and the Company’s compliance with the specified requirements. Our responsibility is to express an opinion on management’s assertion about the Company’s compliance with the specified requirements based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the examination to obtain reasonable assurance about whether management’s assertion about compliance with the specified requirements is fairly stated, in all material respects. An examination involves performing procedures to obtain evidence about whether management’s assertion is fairly stated in all material respects. The nature, timing and extent of the procedures selected depend on our judgment, including an assessment of the risks of material misstatement of management’s assertion, whether due to fraud or error. We believe that the evidence we obtained is sufficient and appropriate to provide a reasonable basis for our opinion.

Included among our procedures were the following tests performed as of December 31, 2025, and with respect to agreement of security purchases and sales or maturities, for the period from July 18, 2025 (the date of our last examination), through December 31, 2025:

–	Confirmation of all securities held by the transfer agent;

–	Reconciliation of all such securities to the books and records of the Company and the transfer agent;

Our examination does not provide a legal determination on the Company’s compliance with the specified requirements.

We are required to be independent and to meet our other ethical responsibilities in accordance with relevant ethical requirements related to the engagement.

In our opinion, management’s assertion that Russell Investment Funds complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of December 31, 2025 with respect to securities reflected in the investment account of the Company is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of Russell Investment Funds and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

Seattle, WA

February 13, 2026

PricewaterhouseCoopers LLP, 1420 Fifth Avenue, Suite 2800, Seattle, WA 98101-4043

T: (206) 398 3000, www.pwc.com/us

Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940

We, as members of management of Russell Investment Funds (comprised of Moderate Strategy Fund, Balanced Strategy Fund, Aggressive Strategy Fund and Equity Aggressive Strategy Fund) (the Company), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, Custody of Investments by Registered Management Investment Companies, of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Company’s compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of December 31, 2025, and from July 18, 2025 through December 31, 2025.

Based on this evaluation, we assert that the Company was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of December 31, 2025, and from July 18, 2025 through December 31, 2025, with respect to securities reflected in the investment account of the Company.

Russell Investment Funds

/s/ Vernon Barback
Vernon Barback,
President and Chief Executive Officer (Principal Executive Officer),
Russell Investment Funds

/s/ Ross Erickson
Ross Erickson,
Treasurer, Chief Accounting Officer (Principal Accounting Officer) and Chief Financial Officer (Principal Financial Officer),
Russell Investment Funds

February 13, 2026